

September 1, 2021

Raymond Firth
Chief Executive Officer
Findit, Inc.
5051 Peachtree Corners Circle #200
Peachtree Corners, GA 30092

> **Re: Findit, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 31, 2021**
> **File No. 333-254128**

Dear Mr. Firth:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form S-1 filed August 31, 2021

Financial Statements
Quarter ended June 30, 2021, page F-2

1. Please revise your interim financial statements to refer to Chill N' Out Cryotherapy as ClassWorx, Inc. consistent with your disclosures elsewhere in the filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas C. Cook, Esq.